                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                 ---------------

                         The Elder-Beerman Stores Corp.
                            (Name of Subject Company)

                         The Elder-Beerman Stores Corp.
                        (Name of Person Filing Statement)

                                 ---------------

                           Common Shares, no par value
                         (Title of Class of Securities)

                                 ---------------

                                    284470101
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                 Steven C. Mason
                         The Elder-Beerman Stores Corp.
                                3155 El-Bee Road
                               Dayton, Ohio 45439
                                 (937) 296-2700

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                 with copies to:

                                 Joseph M. Rigot
                                Thompson Hine LLP
                           2000 Courthouse Plaza N.E.
                               Dayton, Ohio 45401
                                 (937) 443-6586

                                 ---------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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         This Amendment No. 1 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by The Elder-Beerman Stores Corp. (the "Company"), an Ohio corporation, with the Securities and Exchange Commission (the "Commission") on September 23, 2003 relating to the tender offer by Elder Acquisition Corp. ("Purchaser"), an Ohio corporation and an indirect wholly owned subsidiary of The Bon-Ton Stores, Inc. ("Parent"), a Pennsylvania corporation, to purchase all of the issued and outstanding Shares (including the associated preferred stock purchase rights) of the Company at a purchase price of $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Commission on September 23, 2003.

         This Amendment is being made by the Company in response to an oral comment provided by the staff of the Commission to the Company on October 1, 2003.

         Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The section of the Schedule 14D-9 included under "Item 4" and entitled "Reasons for the Recommendation of Our Board of Directors" is amended to read in its entirety as follows:

         REASONS FOR THE RECOMMENDATION OF OUR BOARD OF DIRECTORS. Our Board of Directors approved the Merger Agreement with Parent and Purchaser and the transactions contemplated thereby, including the first step offer to purchase all of our outstanding Shares at the Offer Price of $8.00 per Share and the second step merger with Purchaser, and recommends that all holders of our Shares accept the Offer and tender their Shares pursuant to the Offer, for the following reasons:

         - Recent and Historical Trading Activity. The $8.00 per Share price represents a significant premium over the recent and historical trading prices of our Shares, including:

                  - a 182.3% premium over the average closing price of our Shares for the thirty days prior to May 16, 2003, the date on which we had announced that we were entering into exclusive negotiations with a third party relating to our potential sale;

                  - the following premiums over the per Share prices derived from the average closing prices for the periods specified below ending on May 12, 2003, the date on which we considered two competing proposals to acquire us prior to entering into exclusive discussions with one of those parties:

                                    PERIOD                               PREMIUM
                                    ------                               -------

                                    May 12, 2003.........................159.7%
                                    30-day average.......................193.7%
                                    60-day average.......................212.3%
                                    90-day average.......................220.4%

                           (which premiums compare favorably with premiums paid in other comparable transactions); and


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                  -        although (i) prior to August 1999 our Shares traded
                           at a price in excess of $8.00, (ii) stocks in general and retail stocks, in particular, have generally traded at lower levels since that time, and (iii) if the Offer is consummated our shareholders will not have the opportunity to participate in any future stock appreciation that might occur, the Offer Price is more than a 100% premium to any price that our Shares have traded at since October 2001 (excluding prices since May 13, 2003, the date on which the two competing final proposals for us were considered by our board's executive committee) and our board believes that our shareholders should have the opportunity to accept the Offer.

         - Company Operations and Market Price Appreciation. Our board's judgment, based on its knowledge of our business, assets, financial condition and results of operations, our competitive position, the nature of our business and the retail industry in which we compete and its belief that many of the factors that may have caused our Shares over the last two years to trade at price levels substantially below the Offer Price are not likely to change in the foreseeable future, that the Offer provides an exceptional opportunity for shareholders to maximize their investment in us.

         - Effect of Sale Process on Our Trading Price. Our board's concern that, absent our entering into a merger agreement first with Wright Holdings, Inc. and then Parent, the trading price of our Shares could return to the levels at which they were trading over the four years prior to our announcing that we would be considering a possible sale transaction. The foregoing notwithstanding, our board also took into account that our business has shown some improvement in the recent past and that, as a result of the Offer and the proposed Merger, shareholders will no longer be able to participate in any potential future growth. In this regard, it was observed that, although we have continued to operate at a loss over the last two and one-half years, there have been a number of improvements in our financial performance, for example: (i) through a combination of inventory control, reduction in capital expenditures, and expenses control, we were able to reduce debt $17.1 million in fiscal year 2001, $33.4 million in fiscal year 2002, and $12.0 million in the first six months of fiscal year 2003 ended August 2, 2003; and (ii) at the same time, we were able to reduce the net loss (before accounting changes) in each of these periods when compared with the comparable prior year period.

         - Negotiated and Market-Tested Price. The $8.00 price represents a negotiated and market tested price, reflecting, in the board's judgment, the highest price likely to be offered to our shareholders in a sale transaction. In this regard, our board considered the efforts taken to maximize shareholder value, including the solicitation of third-party bids in 2000, the board's willingness since 2000 to consider any and all bona fide expressions of interest, the bidding process that occurred in connection with our entering into the exclusivity agreement with Wright Holdings, Inc., our announcement on May 16, 2003 that we had entered into exclusive negotiations for a limited period of time concerning a possible sale, which alerted the marketplace to the fact that we were considering a possible sale, and the bidding process that developed between Wright Holdings, Inc. and Parent.

         - Terms of Merger Agreement. The Merger Agreement is substantially similar to the one previously negotiated with Wright Holdings, Inc. and will permit our board to consider, subject to the exercise of its fiduciary duties, unsolicited proposals that are, or are


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                  reasonably likely to result in, a superior proposal for us.
                  Our board also noted that prior to accepting a superior proposal it would be required to pay Parent up to $3 million in termination fees (plus an additional $3 million to compensate Parent for funds paid to the Company upon signing of the Merger Agreement), which could deter an interested party from making a superior proposal.

         - Consideration of Alternatives. Our board's belief, after consideration of various strategic alternatives, that a sale transaction represented the best means for maximizing shareholder value. In this regard, the board considered, as discussed above, whether the market price of our Shares was likely to exceed the Offer Price in the foreseeable future if we continued as an independent company and whether our book value could be converted to cash through selected asset sales or in a liquidation. It also considered that our current strategic and operating plan was developed and refined over several years by the board, its committees and management with the prime objective of maximizing value from operations and that a wide range of options were considered in that process including, among other things, a sale of the credit card business, major cost reductions, different organizational designs, more rapid expansion, different merchandising concepts, private label programs and the closing of nonperforming stores. Some of these were adopted by us and are part of our current business plan; while others were rejected because the board determined that they were not likely to add value.

         - Certainty of Value and Timing. The Offer Price consideration is all cash, which provides certainty of value to our shareholders, and the Offer affords shareholders the opportunity to obtain cash for all of their Shares at the earliest possible time.

         - Presentation and Opinion of Financial Advisor. The financial presentation of RBC, including its opinion dated September 15, 2003 to our board that, as of that date and subject to the assumptions, qualifications and limitations set forth in its written opinion that was concurrently delivered to us, the Offer Price was fair, from a financial point of view, to our shareholders (see "Opinion of Financial Advisor," as well as the full text of the RBC opinion contained in Annex B, for the assumptions, qualifications and limitations set forth in RBC's opinion, as well as the presentation made by RBC to our board in connection with its opinion).

The preceding discussion of the reasons for our board's recommendation is not intended to be exhaustive, but does set forth the principal reasons for the board's recommendation.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                THE ELDER-BEERMAN STORES CORP.


                                By: /s/ Byron L. Bergren
                                   -----------------------------------------
                                Name:  Byron L. Bergren
                                Title:  President and Chief Executive Officer
Dated: October 3, 2003





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